SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                     December, 2002


                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number
     assigned to the registrant in connection with
                  Rule 12g3 - 2(b) 82 -



P&O Princess Cruises plc ("P&O Princess")

Director's Interests in Shares


On 19 December 2002, P&O Princess was notified by Horst Rahe, a director of P&O Princess, that Deutsche Seereederei GmbH ("DS"), a company wholly-owned by Mr Rahe and his family, entered into a share sale agreement (the "Agreement") with Commerzbank AG ("Commerzbank") on 18 December 2002 for German tax-planning purposes. The Agreement is in respect of the 11,366,415 ordinary shares of P&O Princess owned by DS (the "Shares") which comprise 1.64% of the total of, and the whole of Mr Rahe's interest in, the issued share capital of P&O Princess. It will result in DS disposing of its interest in the Shares on 23 June 2003, or earlier if it so elects, but until then, through DS, Mr Rahe retains full economic interest in the Shares.

Under the Agreement, on 18 December 2002, DS transferred the Shares to Commerzbank for GBP50,580,547 (GBP4.45 per share). At the same time, DS entered into a total return swap agreement with Commerzbank under which the Shares will be valued on 23 June 2003 or earlier, if DS so elects (the "Valuation Date"). To the extent that the valuation of the Shares on the Valuation Date (the "Final Price") exceeds GBP4.478 per share (the "Initial Price"), Commerzbank will pay the difference to DS. Conversely, if the Final Price is less than the Initial Price, DS will pay the difference to Commerzbank. Any dividends receivable in respect of the Shares prior to the Valuation Date will be for the benefit of DS.

In the event that the Board of P&O Princess convenes an Extraordinary General Meeting ("EGM") and recommends shareholders to vote in favour of the proposed dual listed company transaction with Carnival Corporation, the Valuation Date will not be earlier than the EGM. Furthermore, Commerzbank has irrevocably agreed with P&O Princess that at the EGM it will exercise the votes attaching to the Shares it then holds in accordance with the Board's recommendation to shareholders.

P&O Princess was also notified that DS, in a related transaction on 18 December 2002, assigned its right to receive deferred consideration from P&O Princess Cruises International Limited ("POPCIL"), in respect of the purchase by POPCIL of Aida Cruises Limited pursuant to a sale and purchase agreement dated 25 September 2000, to Paradies Touristik AG ("PT"). PT is a Swiss company also wholly-owned by Mr Rahe and his family.

Commerzbank advised DS on the financial aspects of the Agreement.


Contact:

P&O Princess Cruises plc

Caroline Keppel-Palmer     +44 20 7805 1214

+44 7730 732015

Brunswick

Sophie Fitton     +44 20 7404 5959


Website     www.poprincesscruises.com



                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                P&O PRINCESS CRUISES PLC

Date:  December 19, 2002             By:  /s/  Simon Pearce

                                     Name: Simon Pearce
                                     Title: Company Secretary